Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

October 8, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D. C. 20549

Re:

JV Group, Inc.

Registration Statement on Form 10-12G/A

Filed October 1, 2021

File No. 000-21477

Dear Ms. Singh.

We respond to your sole specific comment:

Form 10-12G/A filed October 1, 2021

We have had a "Caveat Emptor" designation . . ., page 12

1. We note your response to our prior comment. Consistent with the comment and their formation on OTCMarkets.com, please revise to clarify that OTC Markets Group has discontinued the public display of quotes for your securities due to the caveat emptor designation. Please include similar disclosure in Item 9 on page 25, where you state that quotations for the common stock are listed by OTC Markets.

ANSWER: We have added a language to pages 12 and 25 regarding your comment.

Hopefully this resolves your comment.

Sincerely

/s/ Michael A. Littman